 Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter of 2024 Financial Results

•	Total revenues decreased by 22.5% year over year to RMB357.0 million (US$50.9 million)[1].

•	Income from operations was RMB106.4 million (US$15.2 million)[1] compared to RMB137.8 million for the third quarter of 2023.

•	Net income was RMB65.2 million (US$9.3 million)[1] compared to RMB117.4 million for the third quarter of 2023.

•	Adjusted EBITDA (non-GAAP) [2]decreased 32.1% year over year to RMB122.5million (US$17.5 million)[1]

•	Core net income (non-GAAP) [3]decreased 26.6% year over year to RMB93.5million (US$13.3 million)[1].

SHANGHAI, November 21, 2024 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter of 2024 Operational Highlights

Hotels

•	A total of 4,336 hotels with 316,461 hotel rooms were in operation as of September 30, 2024.

•	The Company opened 109 hotels and had a pipeline of 1,085 hotels contracted for or under development as of September 30, 2024.

•	The average daily room rate was RMB181, a decrease of 6.0% from RMB192 in the third quarter of 2023.

•	The occupancy rate was 74.6%, decreased from 81.2% in the third quarter of 2023.

•	Revenue per available room, or RevPAR, was RMB135, a 13.6% year-over-year decrease.

1.The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.0176 on September 30, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2.Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3.Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

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Restaurants

•	A total of 182 restaurants were in operation as of September 30, 2024

•	The AC (average check) was RMB46, a 15.9% year-over-year decrease.

•	The ADT (average daily tickets) was 106, decreased from 120 in the third quarter of 2023.

•	The ADS (average daily sales per store) was RMB4,891, a decrease of 25.6% from RMB6,570 in the third quarter of 2023.

Our hotel business improved in the third quarter over the first two quarters of this year as the economy continued to recover. Travel consumption returned to a more normal pattern following last year’s surge, which has influenced year-over-year comparisons. We are back to a more positive environment, focusing on growing our pipeline and upgrading numerous hotels across our portfolio. We are confident that we are on the right track and will benefit from the ongoing stimulus measures implemented by the government.

Our restaurant business’ net income remained positive for a second consecutive quarter as we continued to grow the number of franchised street stores and stores with stable consumer traffic. Such stores now account for 55.5% of our store count compared to 44.6% a year ago. Following the closing of unprofitable stores over the past year, the number restaurants in operation had stabilized at 182 at the end of quarter and we are now focused on growing that number,” said Mr. Alex S. Xu, Chairman and Chief Executive Office of GreenTree.

Third Quarter Of 2024 Financial Results

	Quarter Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	151,839,044	80,358,490	49,624	232,247,158
Franchised-and-managed revenues	186,043,016	4,070,541	-	190,113,557
Wholesales and others	1,168,017	37,355,462	-	38,523,479
Total revenues	339,050,077	121,784,493	49,624	460,884,194

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	Quarter Ended
	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	118,159,125	41,117,277	-	159,276,402	22,696,706
Franchised-and-managed revenues	167,928,127	1,757,933	-	169,686,060	24,180,070
Wholesales and others	796,488	27,766,790	(544,290)	28,018,988	3,992,674
Total revenues	286,883,740	70,642,000	(544,290)	356,981,450	50,869,450

	Nine Month Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	365,402,970	248,698,564	(1,075,555)	613,025,979
Franchised-and-managed revenues	533,460,017	7,235,800	-	540,695,817
Wholesales and others	3,393,596	97,978,792	-	101,372,388
Total revenues	902,256,583	353,913,156	(1,075,555)	1,255,094,184

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	Nine Month Ended
	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	346,552,738	130,792,112	-	477,344,850	68,021,097
Franchised-and-managed revenues	476,898,409	5,527,686	-	482,426,095	68,745,169
Wholesales and others	2,881,694	77,272,388	(1,004,493)	79,149,589	11,278,726
Total revenues	826,332,841	213,592,186	(1,004,493)	1,038,920,534	148,044,992

Total revenues were RMB357.0 million (US$50.9 million), a 22.5% year-over-year decrease.

Hotel revenues were RMB286.9 million (US$40.9 million), a 15.4% year-over-year decrease due to a 13.6% year-over-year decrease in Revpar and the closure of 6 L&O hotels in the third quarter due to lease expiration and strategic reviews. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB70.6 million (US$10.1 million), a 42.0% year-over-year decrease, mainly due to lower ADS and the decrease in the number of L&O stores. By the end of the third quarter, we had completed the strategic transformation of our business model.

Total revenues for the first nine months of 2024 were RMB1,038.9 million (US$148.0 million)[1], a 17.2% year-over-year decrease.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB159.3 million (US$22.7 million)[1], a 31.4% year-over-year decrease.

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Total revenues from L&O hotels were RMB118.2 million (US$16.8 million)[1], a 22.2% year-over-year decrease. The decrease was primarily attributable to an 7.5% year-over-year decrease in the third quarter RevPAR of L&O hotels, the closing of 6 L&O hotels, and a reduction in sublease revenues mainly due to the disposal of a property.

Total revenues from L&O restaurants were RMB41.1 million (US$5.9 million)[1], a 48.8% year-over-year decrease, mainly due to the closure of 29 L&O restaurants since the third quarter of 2023 and the year-over-year decrease in ADS.

Total revenues from L&O hotels and restaurants for the first nine months of 2024 were RMB477.3 million (US$68.0 million)[1], a 22.1% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB169.7 million (US$24.2 million), a 10.7% year-over-year decrease.

Total revenues from F&M hotels were RMB167.9 million (US$23.9 million), a 9.7% year-over-year decrease, primary due to a 13.8% decrease in F&M hotels' Revpar and partially offset by new openings.

Total revenues from F&M restaurants were RMB1.8 million (US$0.3 million), a 56.8% year-over-year decrease, mainly due to the year-over-year decrease in ADS.

Total revenues from F&M hotels and restaurants for the first nine months of 2024 were RMB482.4 million (US$68.7 million)[1], a 10.8% year-over-year decrease.

Total revenues from wholesale and others were RMB28.0M (US$4.0 million), a 27.3% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

Total revenues from wholesale and others for the first nine months of 2024 were RMB79.1 million (US$11.3 million), a 21.9% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	159,920,582	87,814,484	49,623	247,784,689
Selling and marketing expenses	14,277,225	12,026,085	-	26,303,310
General and administrative expenses	26,655,780	11,858,500	-	38,514,280
Other operating expenses	180,515	120,654	-	301,169
Other general expenses	11,322,509	-	-	11,322,509
Total operating costs and expenses	212,356,611	111,819,723	49,623	324,225,957

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	Quarter Ended
	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	152,278,796	53,365,650	(475,648)	205,168,798	29,236,320
Selling and marketing expenses	12,899,411	2,881,942	(68,642)	15,712,711	2,239,043
General and administrative expenses	35,309,079	7,023,449	-	42,332,528	6,032,337
Other operating expenses	1,363,201	654,777	-	2,017,978	287,560
Other general expenses	-	-	-	-	-
Total operating costs and expenses	201,850,487	63,925,818	(544,290)	265,232,015	37,795,260

	Nine Month Ended
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	444,284,960	292,122,643	(560,465)	735,847,138
Selling and marketing expenses	39,115,830	21,411,730	-	60,527,560
General and administrative expenses	117,191,327	33,197,310	-	150,388,637
Other operating expenses	1,024,079	7,111,308	-	8,135,387
Other general expenses	27,296,093	-	-	27,296,093
Total operating costs and expenses	628,912,289	353,842,991	(560,465)	982,194,815

	Nine Month Ended
	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	441,888,078	170,642,273	(916,517)	611,613,834	87,154,274
Selling and marketing expenses	41,576,925	8,473,078	(87,975)	49,962,028	7,119,532
General and administrative expenses	128,706,277	22,802,128	-	151,508,405	21,589,775
Other operating expenses	2,301,445	2,136,726	-	4,438,171	632,434
Other general expenses	11,756,531	-	-	11,756,531	1,675,292
Total operating costs and expenses	626,229,256	204,054,205	(1,004,492)	829,278,969	118,171,308

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Operating costs were 205.2 million (US$ 29.2 million)[1], a 17.2% year-over-year decrease.

Operating costs of the hotel business were RMB152.3 million (US$21.7million)[1], a 4.8% year-over-year decrease. The decrease was mainly attributable to lower staff related costs due to the disposal of L&O hotels.

Operating costs of the restaurant business in the third quarter of 2024 were RMB53.4 million (US$ 7.6 million)[1], a 39.2% year-over-year decrease, due to the closure of L&O stores.

For the first nine months of 2024, operating costs were RMB611.6 million (US$87.2 million)[1], a 16.9% decrease.

Selling and marketing expenses were RMB15.7 million (US$2.2 million)[1], a 40.3% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB12.9 million (US$1.8 million)[1], a 9.7% year-over-year decrease. The decrease was mainly due to lower advertising expenses.

Selling and marketing expenses of the restaurant business were RMB2.9 million (US$0.4 million)[1], a 76.0% year-over-year decrease, mainly attributable to lower sales staff related expenses and lower sales-channel commissions.

For the first nine months of 2024, selling and marketing expenses were RMB50.0 million (US$7.1 million)[1], a 17.5% decrease.

General and administrative, or G&A expenses were RMB42.3 million (US$6.0 million)[1], a 9.9% year-over-year increase.

G&A expenses of the hotel business were RMB35.3 million (US$5.0 million)[1], a 32.5% year-over-year increase. The increase was mainly due to an increase of approximately RMB11 million in bad debt provisions for long-aged account receivables.

G&A expenses of the restaurant business were RMB7.0 million (US$1.0 million)[1], a 40.8% year-over-year decrease, mainly due to lower staff related expenses.

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General and administrative expenses for the first nine months of 2024 were RMB151.5 million (US$21.6 million)[1], a 0.7% year-over-year increase.

Other general expenses were nil for this quarter, and for the first nine months of 2024 were RMB11.8 million (US$1.7 million) [1], a 56.9% year-over-year decrease.

Gross profit was RMB151.8 million (US$21.6 million)[1], a year-over-year decrease of 28.8%. Gross margin was 42.5%, compared to 46.2% a year ago. The gross profit of the hotel business was RMB134.6 million (US$19.2 million)[1], an 24.9% year-over-year decrease. The gross profit of the restaurant business was RMB17.3 million (US$2.5 million)[1], a 49.1% year-over-year decrease.

Income from operations in the third quarter of 2024 was RMB106.4 million (US$15.2 million)[1] , compared to income from operations of RMB137.8 million in the third quarter of 2023, with a margin of 29.8%. The lower profitability was due to the decline in revenue, despite lower operating costs and expenses.

Income from operations of the hotel business was RMB99.5 million (US$14.2 million)[1], compared to an income from operations of RMB127.5 million in the third quarter of 2023, with a margin of 34.7%.

Income from operations of the restaurant business in the third quarter of 2024 was RMB6.9 million (US$1.0 million)[1], compared to income from operations of RMB10.3 million in the third quarter of 2023, with a margin of 9.7%.

Income from operations for the first nine months of 2024 was RMB263.1 million (US$37.5 million)[1] compared to income from operations of RMB288.7 million in 2023, with a margin of 25.3%.

Net income in the third quarter of 2024 was RMB65.2 million (US$9.3 million)[1], compared to a net income of RMB117.4 million in the third quarter of 2023, and net margin was 18.3%. Net income was partially negatively impacted by a foreign exchange loss of approximately RMB33 million.

Net income of the hotel business was RMB58.6 million (US$8.4 million)[1], compared to a net income of RMB108.5 million in the third quarter of 2023, and net margin was 20.4%.

Net income of the restaurant business in the third quarter of 2024 was RMB6.6 million (US$0.9 million)[1], compared to a net income of RMB8.8 million in the third quarter of 2023, and net margin was 9.4%.

Net income for the first nine months of 2024 was RMB184.8 million (US$26.3million)[1], compared to a net income of RMB 251.9 million in 2023, and net margin was 17.8%.

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Adjusted EBITDA (non-GAAP)[2] in the third quarter of 2024 was RMB122.5 million (US$17.5 million)[1], a year-over-year decrease of 32.1%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 34.3%, compared to 39.2% a year ago.

Adjusted EBITDA (non-GAAP) for the first nine months of 2024 was RMB315.0 million (US$44.9 million), a year-over-year decrease of 21.4%.

Core net income (non-GAAP) in the third quarter of 2024 was RMB93.5 million (US$13.3 million)[1], a year-over-year decrease of 26.6%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 26.2%, compared to 27.6% one year ago.

Core net income (non-GAAP) for the first nine months of 2024 was RMB224.4 million (US$ 32.0 million)[1], a year-over-year decrease of 8.7%.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB0.65 (US$0.09 )[1], decreased from RMB1.15 one year ago.

Earnings per American Depositary Share, or ADS, (basic and diluted) for the first nine months of 2024 were RMB1.83 (US$0.26 )[1], decreased from RMB2.52 one year ago.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.92 (US$0.13 )[1], decreased from RMB1.25 a year ago.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB2.21 (US$0.31)[1] for the first nine months of 2024, an decrease from RMB2.41 a year ago.

Cash flow Operating cash inflow was RMB139.2 million (US$19.8 million)[1] as a result of income from operations. Investing cash outflow for the third quarter of 2024 was RMB0.1 million (US$0.01 million)[1], which was primarily due to purchase of equipment for the newly opened LO store in the second quarter and offset by repayment of loans from franchisees. Financing cash outflow was RMB1.3 million (US$0.2 million)[1],mainly due to the repurchase of ordinary shares.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of September 30, 2024, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,883.9million (US$268.5 million)[1],compared to RMB1,737.2 million as of June 30, 2024. The increase was mainly attributable to continued operating cash inflow and repayment of loans from franchisees.

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Guidance

We now anticipate revenue for our hotel business for the full year 2024 to decrease approximately 8% compared to 2023. This is based on our operating performance so far this year, in particular lower than expected travel in the third quarter, and the strategic review of our LO hotels segment that led to the net closure of 9 hotels by the end of the third quarter and contributed nearly half of the decline.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on November 21, 2024, (9:00 PM Beijing/Hong Kong Time on November 21, 2024).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until november 28, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	5184244

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

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The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of September 30, 2024, GreenTree had a total number of 4,336 hotels and 182 restaurants. In 2023, HOTELS magazine ranked GreenTree 11th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2023 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

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GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

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 GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	September 30	September 30
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	765,547,547	1,513,020,988	215,603,766
Restricted cash	6,576,906	7,240,598	1,031,777
Short-term investments	417,711,617	64,034	9,125
Investments in equity securities	26,076,169	22,798,811	3,248,805
Accounts receivable, net of allowance	123,887,879	112,807,834	16,074,988
Amounts due from related parties	19,928,781	17,890,534	2,549,381
Inventories	20,462,490	6,423,582	915,353
Other current assets	117,047,122	125,926,677	17,944,408
Loans receivable, net	129,521,094	79,569,204	11,338,521
Total current assets	1,626,759,605	1,885,742,262	268,716,124

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,674,875
Restricted cash	19,476,259	19,397,031	2,764,055
Long-term time deposits	63,340,000	285,570,000	40,693,399
Loans receivable, net	70,690,305	43,154,241	6,149,430
Property and equipment, net	814,949,026	634,881,632	90,469,909
Intangible assets, net	117,720,693	114,380,472	16,299,087
Goodwill	177,082,468	177,082,468	25,234,050
Long-term investments	184,758,800	188,946,438	26,924,652
Operating lease right-of-use assets	1,535,330,762	1,353,807,671	192,916,050
Other assets	104,725,600	106,200,135	15,133,398
Deferred tax assets	241,965,360	180,650,424	25,742,479
TOTAL ASSETS	5,066,798,878	5,099,812,774	726,717,508

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	200,000	-	-
Short-term bank loans	116,800,000	400,000	57,000
Accounts payable	73,126,677	45,619,837	6,500,775
Advance from customers	22,393,097	21,258,689	3,029,339
Amounts due to related parties	16,310,293	15,694,608	2,236,464
Salary and welfare payable	86,332,096	74,484,735	10,613,990
Deferred revenue	186,281,838	197,495,166	28,142,836
Accrued expenses and other current liabilities	459,832,717	493,142,341	70,272,221
Income tax payable	112,782,712	124,691,079	17,768,337
Dividends payable	-	70,176,000	10,000,000
Operating lease liabilities, current	267,536,846	183,764,847	26,186,281
Total current liabilities	1,341,596,276	1,226,727,302	174,807,243

Long-term bank loans	56,800,000	256,400,000	36,536,708
Deferred revenue	207,905,769	182,882,796	26,060,590
Other long-term liabilities	111,711,748	117,713,049	16,773,975
Operating lease liabilities, non-current	1,391,909,309	1,300,009,022	185,249,804
Deferred tax liabilities	94,716,495	54,099,834	7,709,165
Unrecognized tax benefits	382,125,786	371,085,335	52,879,237
TOTAL LIABILITIES	3,586,765,383	3,508,917,338	500,016,722

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	31,718,404
Class B ordinary shares	115,534,210	115,534,210	16,463,493
Treasury Stock	(36,677,832)	(36,977,954)	(5,269,316)
Additional paid-in capital	1,680,713,349	1,680,194,335	239,425,777
Retained earnings (Accumulated losses)	(568,339,799)	(452,428,018)	(64,470,477)
Accumulated other comprehensive income	28,401,282	26,759,125	3,813,145
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,442,218,280	1,555,668,768	221,681,026

Non-controlling interests	37,815,215	35,226,668	5,019,760
Total shareholders’ equity	1,480,033,495	1,590,895,436	226,700,786

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,066,798,878	5,099,812,774	726,717,508

13 / 23

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	232,247,158	159,276,402	22,696,706	613,025,979	477,344,850	68,021,097
Franchised-and-managed revenues	190,113,557	169,686,060	24,180,070	540,695,817	482,426,095	68,745,169
Wholesales and others	38,523,479	28,018,988	3,992,674	101,372,388	79,149,589	11,278,726
Total revenues	460,884,194	356,981,450	50,869,450	1,255,094,184	1,038,920,534	148,044,992

Operating costs and expenses
Operating costs	(247,784,689)	(205,168,798)	(29,236,320)	(735,847,138)	(611,613,834)	(87,154,274)
Selling and marketing expenses	(26,303,310)	(15,712,711)	(2,239,043)	(60,527,560)	(49,962,028)	(7,119,532)
General and administrative expenses	(38,514,280)	(42,332,528)	(6,032,337)	(150,388,637)	(151,508,405)	(21,589,775)
Other operating expenses	(301,169)	(2,017,978)	(287,560)	(8,135,387)	(4,438,171)	(632,434)
Other general expenses	(11,322,509)	-	-	(27,296,093)	(11,756,531)	(1,675,292)
Total operating costs and expenses	(324,225,957)	(265,232,015)	(37,795,260)	(982,194,815)	(829,278,969)	(118,171,308)

Other operating income	1,136,022	14,654,068	2,088,188	15,806,939	53,422,304	7,612,617
Income from operations	137,794,259	106,403,503	15,162,378	288,706,308	263,063,869	37,486,301

Interest income and other, net	13,662,038	7,488,034	1,067,036	31,041,389	27,438,533	3,909,960
Interest expense	(3,740,491)	(116,161)	(16,553)	(13,137,021)	(4,485,219)	(639,139)
Gains (losses) from investment in equity securities	365,577	10,015,229	1,427,159	(4,434,821)	(5,409,426)	(770,837)
Other income, net	1,779,998	(34,653,121)	(4,938,030)	42,926,246	(17,862,097)	(2,545,328)
Income before income taxes	149,861,381	89,137,484	12,701,990	345,102,101	262,745,660	37,440,957

Income tax expense	(32,385,239)	(24,330,641)	(3,467,089)	(92,335,322)	(77,512,335)	(11,045,419)
Income (loss) before share of gains in equity investees	117,476,142	64,806,843	9,234,901	252,766,779	185,233,325	26,395,538

Share of loss/(income) in equity investees, net of tax	(83,027)	405,064	57,721	(869,910)	(464,693)	(66,218)
Net income(loss)	117,393,115	65,211,907	9,292,622	251,896,869	184,768,632	26,329,320

Net loss/(income) attributable to non-controlling interests	227,170	288,968	41,178	5,304,468	1,319,147	187,977
Net income attributable to ordinary shareholders	117,620,285	65,500,875	9,333,800	257,201,337	186,087,779	26,517,297

Net earnings per share
Class A ordinary share-basic and diluted	1.15	0.65	0.09	2.52	1.83	0.26
Class B ordinary share-basic and diluted	1.15	0.65	0.09	2.52	1.83	0.26

Net earnings per ADS
Class A ordinary share-basic and diluted	1.15	0.65	0.09	2.52	1.83	0.26
Class B ordinary share-basic and diluted	1.15	0.65	0.09	2.52	1.83	0.26

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,416,046	66,778,809	66,778,809	67,416,046	66,780,008	66,780,008
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(68,502)	6,463,594	921,055	927,605	(1,642,157)	(234,006)
Unrealized gains(loss) on available-for-sale investments, net of tax

Comprehensive income, net of tax	117,324,613	71,675,501	10,213,677	252,824,474	183,126,475	26,095,314

Comprehensive loss/(income) attributable to non-controlling interests	6,379,505	288,968	41,178	5,304,468	1,319,147	187,977
Comprehensive income (loss) attributable to ordinary shareholders	123,704,118	71,964,469	10,254,855	258,128,942	184,445,622	26,283,291

14 / 23

GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	151,839,044	118,159,125	16,837,541	365,402,970	346,552,738	49,383,370
Franchised-and-managed revenues	186,043,016	167,928,127	23,929,567	533,460,017	476,898,409	67,957,480
Others	1,168,017	796,488	113,499	3,393,596	2,881,694	410,638
Total revenues	339,050,077	286,883,740	40,880,607	902,256,583	826,332,841	117,751,488

Operating costs and expenses
Hotel operating costs	(159,920,582)	(152,278,796)	(21,699,555)	(444,284,960)	(441,888,078)	(62,968,547)
Selling and marketing expenses	(14,277,225)	(12,899,411)	(1,838,151)	(39,115,830)	(41,576,925)	(5,924,664)
General and administrative expenses	(26,655,780)	(35,309,079)	(5,031,504)	(117,191,327)	(128,706,277)	(18,340,498)
Other operating expenses	(180,515)	(1,363,201)	(194,255)	(1,024,079)	(2,301,445)	(327,953)
Other general expenses	(11,322,509)	-	-	(27,296,093)	(11,756,531)	(1,675,292)
Total operating costs and expenses	(212,356,611)	(201,850,487)	(28,763,465)	(628,912,289)	(626,229,256)	(89,236,954)

Other operating income	796,141	14,496,942	2,065,798	14,587,926	51,347,340	7,316,937
Income from operations	127,489,607	99,530,195	14,182,940	287,932,220	251,450,925	35,831,471

Interest income and other, net	13,514,958	7,467,287	1,064,080	30,587,298	27,376,005	3,901,050
Interest expense	(3,004,677)	(115,851)	(16,509)	(10,896,629)	(4,484,909)	(639,094)
Gains (losses) from investment in equity securities	365,577	10,015,229	1,427,159	(4,434,821)	(769,747)	(109,688)
Other income, net	2,150,576	(34,647,093)	(4,937,171)	42,846,940	(17,938,054)	(2,556,152)
Income before income taxes	140,516,041	82,249,767	11,720,499	346,035,008	255,634,220	36,427,587

Income tax expense	(31,888,801)	(24,053,937)	(3,427,659)	(87,620,126)	(76,155,862)	(10,852,124)
Income (loss) before share of gains in equity investees	108,627,240	58,195,830	8,292,840	258,414,882	179,478,358	25,575,463

Share of loss/(income) in equity investees, net of tax	(83,027)	405,064	57,721	(869,910)	(464,693)	(66,218)
Net income(loss)	108,544,213	58,600,894	8,350,561	257,544,972	179,013,665	25,509,245

15 / 23

GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	80,358,490	41,117,277	5,859,165	248,698,564	130,792,112	18,637,727
Franchised-and-managed revenues	4,070,541	1,757,933	250,503	7,235,800	5,527,686	787,689
Wholesales and others	37,355,462	27,766,790	3,956,736	97,978,792	77,272,388	11,011,227
Total revenues	121,784,493	70,642,000	10,066,404	353,913,156	213,592,186	30,436,643

Operating costs and expenses
Restaurant operating costs	(87,814,484)	(53,365,650)	(7,604,544)	(292,122,643)	(170,642,273)	(24,316,329)
Selling and marketing expenses	(12,026,085)	(2,881,942)	(410,673)	(21,411,730)	(8,473,078)	(1,207,404)
General and administrative expenses	(11,858,500)	(7,023,449)	(1,000,833)	(33,197,310)	(22,802,128)	(3,249,277)
Other operating expenses	(120,654)	(654,777)	(93,305)	(7,111,308)	(2,136,726)	(304,481)
Other general expenses	-	-	-	-	-	-
Total operating costs and expenses	(111,819,723)	(63,925,818)	(9,109,355)	(353,842,991)	(204,054,205)	(29,077,491)

Other operating income	339,881	157,126	22,390	1,219,013	2,074,964	295,680
Income from operations	10,304,651	6,873,308	979,439	1,289,178	11,612,945	1,654,832

Interest income and other, net	147,080	20,746	2,956	454,091	62,528	8,910
Interest expense	(735,814)	(310)	(44)	(2,240,392)	(310)	(44)
Gains (losses) from investment in equity securities	-	-	-	-	-	-
Other income, net	(370,578)	(6,028)	(859)	79,306	(33,122)	(4,720)
Income before income taxes	9,345,339	6,887,716	981,492	(417,817)	11,642,041	1,658,978

Income tax expense	(496,438)	(276,704)	(39,430)	(4,843,969)	(1,356,473)	(193,296)
Income (loss) before share of gains in equity investees	8,848,901	6,611,012	942,062	(5,261,786)	10,285,568	1,465,682

Share of loss/(income) in equity investees, net of tax	-	-	-	-	-	-
Net income(loss)	8,848,901	6,611,012	942,062	(5,261,786)	10,285,568	1,465,682

16 / 23

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	117,393,114	65,211,908	9,292,623	251,896,867	184,768,634	26,329,320

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,167,798	28,690,959	4,088,429	92,487,725	89,170,635	12,706,714
Impairment of long-lived assets	-	-	-	2,900,000	-	-
Share of (gains) losses in equity method investments	83,027	(405,064)	(57,721)	869,910	464,693	66,218
Noncash lease expense	58,627,753	68,398,682	9,746,734	193,450,844	205,628,129	29,301,774
Loss from disposal of a subsidiary	-	(4,925,221)	(701,838)	1,223,952	(5,764,903)	(821,492)
Interest income	(2,025,838)	(1,199,222)	(170,888)	(3,683,748)	(6,416,109)	(914,288)
Bad debt expenses	18,349,856	12,615,651	1,797,716	37,029,330	34,383,723	4,899,641
(Gains) losses and impairment on equity securities held	(365,577)	(10,015,229)	(1,427,159)	4,434,821	5,409,426	770,837
Loss (gains) on disposal of property, plant and equipment	10,173	332,997	47,452	238,014	(24,783,238)	(3,531,583)
Foreign exchange (gains) losses	819,037	7,449,403	1,061,531	(269,162)	(1,314,548)	(187,322)
Share-based compensation	(11,998)	15,662	2,232	16,594	46,986	6,695
Accounts receivable	(18,632,382)	(5,363,153)	(764,243)	(13,516,688)	(13,092,304)	(1,865,638)
Prepaid rent	(129,472)	-	-	(129,472)	-	-
Inventories	637,459	223,113	31,793	8,088,185	15,112,676	2,153,539
Amounts due from related parties	3,930,789	2,188,419	311,847	5,559,317	2,488,246	354,572
Other current assets	(5,238,709)	(6,330,209)	(902,048)	(40,136,745)	(1,245,258)	(177,448)
Other assets	1,942,473	(2,775,493)	(395,505)	7,889,240	(1,474,535)	(210,120)
Accounts payable	(19,131,574)	(7,758,061)	(1,105,515)	(29,048,734)	(20,318,304)	(2,895,335)
Amounts due to related parties	5,053,227	788,969	112,427	3,373,836	(615,685)	(87,734)
Salary and welfare payable	(1,443,289)	(10,164,582)	(1,448,441)	5,029,575	(11,588,641)	(1,651,368)
Deferred revenue	(18,693,576)	17,893,291	2,549,774	(24,552,689)	(13,809,645)	(1,967,859)
Advance from customers	5,344,742	(706,088)	(100,617)	1,686,920	(1,123,375)	(160,080)
Accrued expenses and other current liabilities	20,585,844	35,754,773	5,095,014	88,392,990	32,469,157	4,626,818
Income tax payable	(638,107)	20,169,690	2,874,158	50,644,167	11,908,367	1,696,929
Unrecognized tax benefits	11,569,800	(4,844,361)	(690,316)	43,530,199	(11,040,451)	(1,573,252)
Operating lease liabilities	(54,348,610)	(80,036,795)	(11,405,152)	(179,026,778)	(189,805,890)	(27,047,123)
Other long-term liabilities	(159,947)	6,321,131	900,754	(8,241,312)	(1,998,698)	(284,812)
Deferred taxes	(911,201)	7,711,357	1,098,860	(32,243,691)	21,677,657	3,089,041
Net cash provided by operating activities	154,784,812	139,242,527	19,841,901	467,893,467	299,136,745	42,626,644

Investing activities:
Purchases of property, plant and equipment	(833,691)	(8,771,704)	(1,249,958)	(72,566,925)	(28,965,630)	(4,127,569)
Purchases of intangible assets	185,683	-	-	(166,598)	-	-
Proceeds from disposal of property, plant and equipment	(29,960)	451,660	64,361	14,666,721	140,184,760	19,976,168
Payment for acquisition of minority equity	-	966,000	137,654	-	-	-
Purchases of a long-term investment	-	(6,800,000)	(968,992)	-	(6,800,000)	(968,992)
Repayment of Advances for acquisitions	-	-	-	-	-	-
Purchases of short-term investments	(150,860,480)	-	-	(202,230,480)	-	-
Proceeds from short-term investments	27,211,463	-	-	160,854,647	419,362,037	59,758,612
Increase of long-term time deposits	-	-	-	-	(222,230,000)	(31,667,522)
Proceeds from disposal of subsidiaries	-	1,307,500	186,317	37,800,000	2,807,500	400,066
Loan to related parties	-	-	-	-	(270,000)	(38,475)
Loan to third parties	-	-	-	-	(1,200,000)	(170,999)
Repayment of loan from third parties	135,930	304,111	43,335	14,553,007	5,900,000	840,743
Loan to fanchisees	(6,058,982)	(4,050,000)	(577,120)	(16,033,578)	(5,650,000)	(805,119)
Repayment from franchisees	35,127,246	16,489,580	2,349,746	96,248,818	67,466,801	9,613,942
Net cash (used in) provided by investing activities	(95,122,791)	(102,853)	(14,657)	33,125,612	370,605,468	52,810,855

Financing activities:
Distribution to the shareholders	-	-	-	-	(760,321)	(108,345)
Repurchase of ordinary shares	-	(300,122)	(42,767)	-	(300,122)	(42,767)
Repayment of short-term loans	(450,600,000)	-	-	(450,600,000)	(117,000,000)	(16,672,367)
Proceeds from bank loans	271,400,000	-	-	117,000,000	200,000,000	28,499,772
Capital contribution from non-controlling interest holders	(117,000,000)	(966,000)	(137,654)	-	(966,000)	(137,654)
Net cash provided by (used in) financing activities	(296,200,000)	(1,266,122)	(180,421)	(333,600,000)	80,973,557	11,538,639

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(395,858)	142,062	20,244	(52,807)	(2,657,865)	(378,743)

Net (decrease) increase in cash and cash equivalents	(236,933,837)	138,015,614	19,667,067	167,366,272	748,057,905	106,597,395
Cash and cash equivalents at the beginning of the period	1,138,929,311	1,401,643,004	167,581,976	734,629,202	791,600,712	112,802,199
Cash and cash equivalents at the end of the period	901,995,474	1,539,658,617	187,249,043	901,995,474	1,539,658,617	219,399,594

17 / 23

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	117,393,115	65,211,908	9,292,623	251,896,868	184,768,634	26,329,320

Deduct:
Other operating income	1,136,022	14,654,068	2,088,188	15,806,939	53,422,304	7,612,617
Interest income and other, net	13,662,038	7,488,034	1,067,036	31,041,389	27,438,533	3,909,960
Gains from investment in equity securities	365,577	10,015,229	1,427,159	-	-	-
Share of gain in equity investees, net of tax	-	405,064.00	57,721.00	-	-	-
Other income, net	1,779,998	-	-	42,926,246	-	-

Add:
Other operating expenses	301,169	2,017,978	287,560	8,135,387	4,438,171	632,434
Other general expenses	11,322,509	-	-	27,296,093	11,756,531	1,675,292
Income tax expenses (benefits)	32,385,239	24,330,641	3,467,089	92,335,322	77,512,335	11,045,419
Share of loss in equity investees, net of tax	83,027	-	-	869,910	464,693	66,218
Interest expenses	3,740,491	116,161	16,553	13,137,021	4,485,219	639,139
Depreciation and amortization	32,167,798	28,690,959	4,088,429	92,487,725	89,170,635	12,706,714
Losses from investment in equity securities	-	-	-	4,434,821	5,409,426	770,837
Other expense, net	-	34,653,121	4,938,030	-	17,862,097	2,545,328
Adjusted EBITDA (Non-GAAP)	180,449,713	122,458,373	17,450,180	400,818,573	315,006,904	44,888,124

18 / 23

	Quarter Ended			Nine Month Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	117,393,115	65,211,908	9,292,623	251,896,868	184,768,634	26,329,320

Deduct:
Government subsidies (net of 25% tax)	-	4,374,750	623,397	6,671,305	4,844,636	690,355
Gains from investment in equity securities (net of 25% tax)	274,183	7,511,422	1,070,369	-	-	-
Other income (net of 25% tax)	1,334,998	-	-	32,194,684	-	-

Add:
Share-based compensation	(11,998)	15,662	2,232	16,594	46,986	6,695
Losses from investments in equity securities (net of 25% tax)	-	-	-	3,326,116	4,057,070	578,128
Other expense (net of 25% tax)	-	25,989,841	3,703,523	-	13,396,573	1,908,996
One-time fees and expenses	220,916	658,981	93,904	2,181,773	1,713,989	244,242
Other general expenses	11,322,509	-	-	27,296,093	11,756,531	1,675,292
Income tax expenses related to dividend distribution	-	13,496,240	1,923,199	-	13,496,240	1,923,199
Core net income (Non-GAAP)	127,315,361	93,486,460	13,321,714	245,851,454	224,391,387	31,975,517

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.25	0.92	0.13	2.41	2.21	0.31
Class B ordinary share-basic and diluted	1.25	0.92	0.13	2.41	2.21	0.31

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Hotel Operational Data

	September 30, 2023	September 30, 2024
Total hotels in operation:	4,185	4,336
Leased and owned hotels	64	56
Franchised hotels	4,121	4,280
Total hotel rooms in operation	307,010	316,461
Leased and owned hotels	7,093	6,367
Franchised hotels	299,917	310,094
Number of cities	354	351

	Quarter Ended
	September 30, 2023	September 30, 2024
Occupancy rate (as a percentage)
Leased-and-owned hotels	79.0%	75.9%
Franchised hotels	81.3%	74.6%
Blended	81.2%	74.6%
Average daily rate (in RMB)
Leased-and-owned hotels	268	258
Franchised hotels	190	179
Blended	192	181
RevPAR (in RMB)
Leased-and-owned hotels	212	196
Franchised hotels	155	133
Blended	156	135

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	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Mid-to-up-scale	455	527	43,485	49,763
GreenTree Eastern	224	234	23,639	25,245
Deepsleep Hotel	7	7	534	534
Gem	61	91	5,372	8,178
Gya	71	73	5,899	6,071
Vx	92	104	8,041	9,109
Others	-	18	-	626
Mid-scale	2,965	2,965	230,655	230,580
GreenTree Inn	2,282	2,336	182,041	184,086
GT Alliance	552	498	39,379	37,366
GreenTree Apartment	20	23	1,308	1,495
Vatica	111	108	7,927	7,633
Others	-	-	-	-
Economy hotels	765	844	32,870	36,118
Shell	765	844	32,870	36,118
Others	-	-	-	-
Total	4,185	4,336	307,010	316,461

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Restaurant Operational Data

	September 30, 2023	September 30, 2024
Total restaurants in operation:	202	182
Leased and owned restaurants	51	22
Franchised restaurants	151	160
Number of cities	66	53
Da Niang Dumplings	167	159
Bellagio	35	23

	Quarter Ended
	2023 Q3	2024 Q3
ADT
Leased-and-owned restaurants	158	188
Franchised restaurants	101	89
Blended	120	106
AC (in RMB)
Leased-and-owned restaurants	87	100
Franchised restaurants	40	33
Blended	55	46
ADS (in RMB)
Leased-and-owned restaurants	13,785	18,860
Franchised restaurants	4,015	2,950
Blended	6,570	4,891

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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